FPB BANCORP, INC.

June 17, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	FPB Bancorp, Inc.
Registration Statement on Form S-1
File Number 333-167106
Filed May 26, 2010

Ladies and Gentlemen:

We are writing in response to your letter dated June 17, 2010, in which you ask or make three questions or comments regarding FPB Bancorp, Inc.’s above-referenced registration statement. Today, FPB filed a Form S-1/A which addresses each of those questions or comments and our responses to each of those is set forth below.

Registration Statement on Form S-1/A Filed June 15, 2010

Consent Order, page 3

1.	Please update your Registration Statement to include any recent developments as they relate to having not complied with the terms of your Consent Order as of the June 16, 2010 deadline in this section as well as in all other relevant sections as appropriate, such as the risk Factors section.

Response: We have updated the Recent Developments section. As no adverse action has been taken, the prospective language contained elsewhere in the Registration Statement remains accurate.

Risk Factors, page 12

2.	Please remove the sentences in your first two Risk Factors that relate to “assurances.” The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Response: We have revised certain Risk Factors to remove discussions of our inability to provide “assurances” or “guarantees” and to instead discuss the possibility of certain events and the potential effects thereof.

Securities and Exchange Commission

June 17, 2010

Purchase Limitations, page 47

3.	We note your disclosure that investors are required to purchase a minimum of 1,000 units in order to participate in the offering. Please revise your cover page to include this information.

Response: We have added disclosure to the cover page.

We trust that the foregoing addresses the questions and comments contained in your letter. Please do not hesitate to contact us if you have any additional comments or questions.

Sincerely,

FPB BANCORP, INC.

/s/ David W. Skiles
David W. Skiles
Chief Executive Officer

cc:	A. George Igler, Esq., Igler & Dougherty, P.A.
Gregory C. Yadley, Esq., Shumaker, Loop & Kendrick, LLP